

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Shuya Watanabe
Chief Executive Officer
Grand Perfecta, Inc.
21st Floor, South Tower, New Pier Takeshiba
1-16-1, Kaigan, Minato-Ku
Tokyo, Japan 105-0022

> **Re: Grand Perfecta, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 3, 2015**
> **File No. 000-55423**

Dear Mr. Watanabe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated May 12, 2015.

Item 1. Business

Internet and Phone Services, page 3

1. We note that in response to our prior comment 7 you have identified two subscription types, single item subscriptions and package or term item subscriptions. Please briefly describe each category clarifying, for example, whether "single item" refers to access to a single item, such as an article, for one day or whether it refers to continued access to a single item, such as track tips for races at a specific track, that is updated throughout the racing season. In addition, if possible please disclose the percentage of single item subscribers and percentage of package or term item subscribers.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation

2. We note your response to our prior comments 8 and 14 regarding commissions. Please clarify what you mean by commissions in your Results of Operations table on page 10 and throughout.

Critical Accounting Policies

Revenue Recognition, page 9

3. Your response to our previous comment 13 states you will revise the disclosure here to include a discussion of how you recognize revenue. The revisions here do not appear to include the policy as stated in your response. As previously requested, please revise this section to include your revenue recognition policy for each type of product on which you earn revenue. For example, please disclose how you recognize revenue for both per-item sales and subscriptions that span a period of time. Also, your disclosure in the notes to the financial statements on page F-11 should be similarly revised.

4. We note from your response to our prior comment 14 that you view commissions expense not as a percentage of revenue but rather payments in general and the amount includes bank fees, accounting and legal fees, credit card fees, as well as payments to information providers such as former jockeys, former trainers and journalists. However, we note from your discussion in MD&A that the decrease in operating expenses for the year ended July 31, 2014 was partially offset by an increase to commission expense resulting from the increase in net sales for the period. Also, you disclose that the decrease in operating expenses for the six months ended January 31, 2015 were due in part to a decrease in commission expenses resulting primarily from the decrease in net sales for the period. In light of these disclosures, in addition to the fact that it appears the payments to information providers such as former jockeys, trainers, and journalists relates directly to the content purchased by subscribers on your website, we believe these expenses, to the extent the amount is material, should be included in cost of sales. If true, please consider revising to include this expense as a component of cost of sales. Additionally, please revise the notes to the financial statements to disclose the nature of the amounts in the commissions line item on the income statement.

Net Sales, page 10

5. We note your response to our prior comment 15 and reissue in part. Please disclose the substance of your response and clarify that consumption tax rate tends to fluctuate and that you generally do not increase or decrease your prices due to the consumption tax rate.

You may contact Amy Geddes at (202) 551-3304 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Mark E. Lehman
        Parsons Behle & Latimer